SAFER SHOT, INC.
                   551 Fifth Avenue, Suite 1625
                       New York, NY  10176

April 14, 2010

Mr. Aaron Kaufman, Adv.
Epstein, Chomsky, Osnat & Co.
Rubenstein House
20 Lincoln Street
Tel Aviv, 67134 Israel

Dear Mr. Kaufman:

I'm writing in regard to your correspondence to John Lund, President of
Safer Shot, Inc., dated January 12, 2010 in which you make certain allegations and claims regarding the patent acquired from T.A.G Engineering Ltd., and Yehuda Meller, and in which you offered to settle the various claims for
1,388,889 shares of Safer Shot, Inc. common stock.   Neither Mr. Lund nor I
were aware that there was a possible issue even though Mr. Lund has been Safer Shot's president since September, 2008, and an investor in the company since November 2007. I have been here as Chief Financial Officer since February 18, 2010.

In researching this matter, I have spoken with long-term investors whose investments were made in Safer Shot years ago around, and primarily for the purpose of acquiring the patent. Needless to say they were surprised and puzzled to hear of these allegations that the patent had not been paid for, leaving the question "What happened to the money?"

The present situation with Safer Shot, Inc. is a difficult one.

The company was recently delisted from the Over the Counter Bulletin Board (OTCBB) because of chronic delinquencies in its filings. The company is now On the pink sheets and barely trades.

The company has a non-existent cash position and has survived with intermittent loans received for emergency situations.

Because of the lack of investment, Safer Shot has not been able to market the technology it owns, nor seek out new opportunities.

The company needs significant investment to begin developing, marketing and staffing its operations.

Since neither Mr. Lund nor I have any idea whether or not your client has a valid claim and because it would be expensive and burdensome to untangle the mess left here by prior management teams in order figure out if your client has a valid claim,

Therefore, I do accept your offer on behalf of your client that we settle this by issuing him 1,388,889 shares of Safer Shot, Inc. common stock you have
offered to accept in your January 12, 2010 letter.   Please indicate your
client's acceptance in accordance with the terms stated in your letter and I will arrange to have the stock issued as soon as possible.

You can reach me by calling 410-295-3388, via fax at 410-263-4485 or via email to mblackz@yahoo.com.

I look forward to hearing from you.

Very truly yours,

Michael Black
Chief Financial Officer